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ANNUAL AUDITED
FORM X-17
PART III

SEC File Number
8-65759

FACING P

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **December 1, 2009** and ending **December 31, 2009**

A. REGISTRANT INFORMATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Seidman Private Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
100 Park Avenue, 10th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Douglas R. Wulffleff   (616) 400 - 8744
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
107

205 N. Michigan Avenue
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Douglas R. Wulffleff**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Seidman Private Securities, LLC as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Douglas R. Wulffleff
Signature

President
Title

LISA M. WAALKES
Notary Public, State of Michigan
County of Kent
My Commission Expires 05-29-2012
Acting in the county of Kent

Lisa M. Waalkes
Notary Public

This Report* contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c3-3
- [X] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control
- [ ] (p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant to Rule 171-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

BAKER TILLY

Baker Tilly Virchow Krause, LLP
205 N Michigan Ave
Chicago, IL 60601-5927
tel 312 729 8000
fax 312 729 8199
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Seidman Private Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Seidman Private Securities, LLC as of December 31, 2009 and the related statements of operations, changes in liabilities subordinated to claims of general creditors and member's deficit and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seidman Private Securities, LLC as of December 31, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information provided, as identified in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
February 24, 2010

SEIDMAN PRIVATE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

	2009
CURRENT ASSETS	
Cash	$ 83,810
Deposits	1,292
TOTAL ASSETS	$ 85,102

LIABILITIES AND MEMBER'S DEFICIT

CURRENT LIABILITIES	
Interest payable to member	$ 12,250
Due to affiliated companies	32,401
Total Current Liabilities	44,651
Subordinated loans	300,000
Total Liabilities	344,651
MEMBER'S DEFICIT	(259,549)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$ 85,102

SEIDMAN PRIVATE SECURITIES, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2009

REVENUE	
Commission and fee income	$ 23,708
EXPENSE	
Salaries and related costs	22,374
Regulatory fees	16,011
Interest expense	21,000
Other expenses	47,343
Total Expenses	106,728
NET LOSS	$ (83,020)

SEIDMAN PRIVATE SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
AND MEMBER'S DEFICIT
For the Year Ended December 31, 2009

SUBORDINATED DEBT, Beginning and Ending Balance	$ 300,000

STATEMENT OF MEMBER'S DEFICIT

	Member's Deficit
BALANCES, December 31, 2008	(232,662)
Net loss	(83,020)
Capital contributions	56,133
BALANCES, December 31, 2009	$ (259,549)

SEIDMAN PRIVATE SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2009

	2009
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (83,020)
Adjustments to reconcile net loss to net cash flows from operating activities	
Contributions received from Member through forgiven expenses	46,133
Changes in assets and liabilities	
Deposits	26,843
Interest payable to member	10,500
Due to affiliated companies	450
Net Cash Flows from Operating Activities	906
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions received from Member	10,000
Net Cash Flows from Financing Activities	10,000
Net Change in Cash and Cash Equivalents	10,906
CASH - Beginning of Year	72,904
CASH - END OF YEAR	$ 83,810

NOTE 1 - Nature of Operations

Nature of Operations

Seidman Private Securities, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

As a limited liability company (or LLC), the Member's liability is generally limited to contributions made to the LLC.

NOTE 2 - Summary of Significant Accounting Policies

Cash and Cash equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition.

Revenue Recognition

The commission revenue associated with securities transactions is recognized on a trade date basis. The Company also earns commissions and fees when its customers hold investments in certain mutual funds or when certain types of transactions are closed. These commissions and fees are recognized when earned.

Income Tax

As a single member limited liability company, the Company is a disregarded entity for federal income tax purposes and taxable income or loss is reported by its member. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company may be liable for state taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of the following: cash, accounts receivable, and accrued expenses. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments short-term nature.

Subsequent Events

The Company has evaluated subsequent events occurring through February 24, 2010, the date that the financial statements were available to be issued for events requiring recording or disclosure in the Company's financial statements.

Accounting for Uncertainty in Income Taxes

On January 1, 2009, the Company adopted a new standard related to the accounting for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied the new accounting standard to all tax positions for which the statute of limitations remained open. There was no effect on the financial statements of the Company upon adoption on the year ended December 31, 2009.

Recent Accounting Pronouncements

The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

Recently, the FASB unanimously voted that the FASB Accounting Standards Codification (the "Codification") will be the single source of authoritative nongovernmental U.S. GAAP on July 1, 2009. The Codification will be effective for financial statements that cover interim and annual periods ending after September 15, 2009. Other than resolving certain minor inconsistencies in current U.S. GAAP, the Codification is not supposed to change GAAP, but is intended to make it easier to find and research GAAP applicable to a particular transaction or specific accounting issue. The Codification is a new structure which takes accounting pronouncements and organizes them by approximately 90 accounting topics.

NOTE 3 - Subordinated Borrowings

The Company has a $300,000 subordinated loan agreement with its member. The loan bears interest at 7% and is due on December 31, 2011, and is subordinated to all other claims of creditors.

Interest expense was $21,000, for the year ended December 31, 2009. The Member forgave $10,500 of accrued interest in 2009, which is part of the capital contribution. The remaining $10,500 is accrued as a liability (no interest expense was paid in cash).

NOTE 4 - Related Parties

The Company is 100% owned by one Member and shares office space and various office expenses with this Member, as well as other companies affiliated through common control. During 2009, expenses charged to the Company by the Member and the affiliates were $57,336.

During 2009, an amount due to the Member of $46,133 was forgiven by the Member and was reclassified as a capital contribution.

NOTE 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2009, the Company had net capital of $39,159, which was $34,159 in excess of its required net capital of $5,000. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 1.14 to 1. No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 2009 FOCUS filing.

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(1).

SUPPLEMENTAL INFORMATION

SEIDMAN PRIVATE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Broker or Dealer: **Seidman Private Securities, LLC** — as of December 31, 2009

1. Total ownership equity from Statement of Financial Condition			$ (259,549)	{3480}
2. Deduct ownership equity not allowable for Net Capital			-	{3490}
3. Total ownership equity qualified for Net Capital			(259,549)	{3500}
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			300,000	{3520}
B. Other (deductions) or allowable credits (list)			-	{3525}
5. Total capital and allowable subordinated liabilities			40,451	{3530}
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)*	$ 1,292	{3540}		
B. Secured demand note deficiency	-	{3590}		
C. Commodity futures contracts and spot commodities-proprietary capital charges	-	{3600}		
D. Other deductions and/or charges	-	{3610}	(1,292)	{3620}
7. Other additions and/or allowable credits (list)			-	{3630}
8. Net capital before haircuts on securities positions			39,159	{3640}
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))				
A. Contractual securities commitments	-	{3660}		
B. Subordinated securities borrowings	-	{3670}		
C. Trading and investment securities:				
1. Exempted securities	-	{3735}		
2. Debt securities	-	{3733}		
3. Options	-	{3730}		
4. Other securities	-	{3734}		
D. Undue concentration	-	{3650}		
E. Other (list)	-	{3736}	-	{3740}
10. Net Capital			$ 39,159	{3750}

Non-allowable assets include:

Deposits	$ 1,292
Total non-allowable assets	$ 1,292

SEIDMAN PRIVATE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Broker or Dealer: **Seidman Private Securities, LLC** — as of December 31, 2009

Part A

11. Minimum net capital required (6 2/3% of line 18)			$ 2,976	{3756}
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)			5,000	{3758}
13. Net capital requirement (greater of line 11 or 12)			5,000	{3760}
14. Excess net capital (line 10 less line 13)			34,159	{3770}
15. Excess net capital at 1000% (line 10 less 10% of line 18)			34,694	{3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			$ 44,651	{3790}
17. Add:				
A. Drafts for immediate credit	$ -	{3800}		
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	{3810}		
C. Other unrecorded amounts (list)	-	{3820}	-	{3830}
18. Total aggregate indebtedness			$ 44,651	{3840}
19. Percentage of aggregate indebtedness to net capital (line 18 / line 10)			114 %	{3850}
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			742 %	{3860}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative methods used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

(D) There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

SEIDMAN PRIVATE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Broker or Dealer: **Seidman Private Securities, LLC** as of December 31, 2009

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

26. Identify below the section upon which an exemptive provision from Rule 15c3-1 is claimed:

A. (k)(1) - $2,500 capital as per Rule 15c3-1	______	{4550}
B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained	______	{4560}
C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis	X	{4570}
Name of Clearing Firm: Pershing Clearing Corp.		
D. (k)(3) - Exempted by order of the Commission (include copy of letter)	______	{4580}

BAKER TILLY

Baker Tilly Virchow Krause, LLP
205 N Michigan Ave
Chicago, IL 60601-5927
tel 312 729 8000
fax 312 729 8199
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Members and Board of Directors
Seidman Private Securities, LLC
New York, New York

In planning and performing our audit of the financial statements of Seidman Private Securities, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors and management of the Company, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
February 24, 2010

SEIDMAN PRIVATE SECURITIES, LLC

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